Exhibit 99.1

TuanChe Announces Unaudited First Quarter 2021 Financial Results

BEIJING, June 30, 2021 (PRNewswire) – TuanChe Limited (“TuanChe,” “Company,” “we” or “our”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Key First Quarter 2021 Financial and Operating Metrics Compared with the Prior Year Period

The Company's financial and operational results for the first quarter of 2021:

•	Net revenues increased by 734.7% to RMB80.9 million (US$12.3 million) from RMB9.7 million.

•	Gross profit increased by 1,034.5% to RMB64.4 million (US$9.8 million) from RMB5.7 million. Gross margin increased to 79.6% from 58.6%.

•	Quarterly number of organized auto shows across China increased by 1,600.0% from six in six cities to 102 in 93 cities. Quarterly number of special promotion events decreased by 61.5% from 13 to 5.

•	Quarterly number of automobile sale transactions facilitated increased by 933.5% to 23,823 from 2,305. Quarterly Gross Merchandise Volume of new automobiles sold increased by 1,000.0% to RMB3.3 billion (US$0.5 billion) from RMB0.3 billion.

•	Sales operations covered 125 cities as of March 31, 2021, compared with 126 cities as of December 31, 2020 and 146 cities as of March 31, 2020.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, "We are pleased to see our operational and financial metrics rebound further as we firmly execute our omni-channel strategy and continue to benefit from the broad economic and auto sales recovery in China as the worst of the COVID-19 pandemic is clearly behind us. First-quarter net revenues rose to RMB80.9 million, exceeding the top end of our guidance range once again, and representing a 734.7% increase year-over-year. Moreover, our net loss narrowed by 70.7% year-over-year to RMB16.6 million, a testament to our resolve to achieve not only growth but profitability.

“Besides deepening our collaboration with TMall and Baidu Youjia, we also cultivated additional collaboration opportunities by forming a strategic partnership with China Association of Automobile Manufacturers (“CAAM”), one of the most influential automotive organization in China, to organize the 2021 Intelligent Connected Vehicle Exhibition and Huimin Auto Expo, aiming to create brand new retail scenes. With CAAM’s prestigious position and extensive relationship with auto OEMs, we are confident that we can assist more automotive OEMs and dealers acquire customers. Similarly, we are also optimistic that our virtual dealership and online marketing services, which demonstrated a 494.6% year-over-year jump in net revenues, will continue to deliver a unique and tailored online shopping experience as we leverage our technology and extensive data. Looking forward, we will strive to further execute our mission to become a trailblazing omni-channel automotive marketplace with continued efforts in marketing and online transition."

Mr. Chenxi Yu, Deputy Chief Financial Officer of TuanChe, said, "We started off 2021 with a solid first quarter performance as demonstrated by our robust topline and improving profitability. We continued to streamline our operations during the quarter, leading to a 33.2% year-over-year reduction in general and administrative expenses to RMB16.2 million. Moving forward, we will further finetune our investment focus and cost structure to better align our business with the evolving consumer needs while facilitating the digital transformation of the auto retail industry. As the world begins to close the challenging COVID-19 chapter, we are confident that our unique online-merge-offline value proposition will continue to position us well to deliver sustained value for customers, dealers and OEMs.”

Recent Business Developments

•	COVID-19 Impact

As the COVID-19 pandemic has become largely under control in China, since the end of May 2020, the Company has gradually resumed offline operations in some cities, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the associated government guidance. Recent development of the COVID-19 pandemic in China, such as the cases reported in Guangdong province in the second quarter of 2021, continues to generate uncertainties over the Company’s business, results of operations, financial condition and cash flows. Furthermore, as the business operations of industry customers have also been disrupted by the COVID-19 pandemic, the Company continues to experience delays in collecting accounts receivables from these customers. See “Business Outlook” for the Company’s current and preliminary views on the impact of COVID-19 on the auto market and operational conditions for the second quarter. The Company also continues to closely monitor both the development of the pandemic and regulatory responses and restrictions as well as the impact on the Company’s business, results of operations, financial condition and cash flows. Moreover, the Company has implemented and will continue to implement measures to adjust the pace of business operations and conserve resources and may resort to other cost cutting measures for cash flow management.

Unaudited First Quarter 2021 Financial Results

Net Revenues

Net revenues in the first quarter of 2021 increased by 734.7% to RMB80.9 million (US$12.3 million) from RMB9.7 million in the prior year period, primarily due to 882.7% year-over-year increase of revenues generated from offline marketing services to RMB58.9 million (US$9.0 million) from RMB6.0 million in the prior year period, as well as the strong growth of revenues generated from virtual dealerships, online marketing services and others.

•	Offline marketing services. Net revenues generated from auto shows increased by 931.7% to RMB58.7 million (US$9.0 million) in the first quarter of 2021 from RMB5.7 million in the prior year period, and net revenues generated from special promotion events decreased by 30.5% to RMB0.2 million (US$32 thousand) in the first quarter of 2021 from RMB0.3 million in the prior year period. The increase in offline marketing services primarily due to the improvement of the pandemic situation.

•	Virtual dealership, online marketing services and others. Net revenues generated from virtual dealership, online marketing services and others increased by 494.6% to RMB22.0 million (US$3.4 million) in the first quarter of 2021 from RMB3.7 million in the prior year period, primarily due to our continuous expansion of live streaming events and collaboration with Baidu Youjia and Webank.

Gross Profit

Gross profit increased by 1,034.5% to RMB64.4 million (US$9.8 million) in the first quarter of 2021 from RMB5.7 million in the prior year period. Gross margin increased to 79.6% in the first quarter of 2021 from 58.6% in the prior year period, primarily attributable to the change in the revenue mix.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses increased by 27.4% to RMB82.4 million (US$12.6 million) in the first quarter of 2021 from RMB64.6 million in the prior year period.

•	Selling and marketing expenses increased by 80.3% to RMB57.2 million (US$8.7 million) in the first quarter of 2021 from RMB31.7 million in the prior year period, primarily due to increases in promotion expenses and staff compensation expenses as a result of increased volume of offline events.

•	General and administrative expenses decreased by 33.2% to RMB16.2 million (US$2.5 million) in the first quarter of 2021 from RMB24.3 million in the prior year period, primarily due to decrease in staff compensation expenses, professional services fees as well as office expenses as a result of the cost control measures taken by the Company.

•	Research and development expenses increased by 3.1% to RMB8.9 million (US$1.4 million) in the first quarter of 2021 from RMB8.6 million in the prior year period, primarily due to the increased investment in developing our online marketing services.

As a result of the foregoing, loss from continuing operations was RMB18.0 million (US$2.7 million) in the first quarter of 2021 compared with RMB59.0 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the first quarter of 2021 decreased by 70.7% to RMB16.6 million (US$2.5 million) from RMB56.5 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.05 (US$0.01) in the first quarter of 2021 compared with RMB0.19 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB13.0 million (US$2.0 million) in the first quarter of 2021 compared with RMB51.9 million in the prior year period. Adjusted basic and diluted net loss per ordinary share were both RMB0.04 (US$0.01) in the first quarter of 2021 compared with RMB0.17 in the prior year period. (1)

Adjusted EBITDA was a loss of RMB10.2 million (US$1.6 million) in the first quarter of 2021 compared with a loss of RMB50.7 million in the prior year period. (1)

(1)	For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of March 31, 2021, the Company had RMB134.4 million (US$20.5 million) cash and cash equivalents. Net cash used in operating activities in the first quarter of 2021 was RMB37.0 million (US$5.6 million) compared with net cash used in operating activities of RMB75.2 million in the prior year period.

Business Outlook

For the second quarter of 2021, the Company expects net revenues to range from approximately RMB120.0 million to RMB130.0 million, representing a year-over-year approximate increase of 119.2% to 137.5%. This is primarily attributable to the improvement of the pandemic situation.

This forecast reflects the Company's current and preliminary views on the market and operational conditions as well as the influence of the COVID-19 pandemic, which are subject to change.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company’s business and industry, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net income/(loss) as net income/(loss) excluding the impact of share-based compensation expenses and fair value loss of guarantee liability. The Company defines adjusted net income/(loss) per ordinary share as adjusted net income/(loss) divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net income/(loss) excluding the impact of depreciation and amortization, interest income/(expenses), net, share-based compensation expenses and fair value loss of guarantee liability. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures are adjusted for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business, and should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, share-based compensation expenses and fair value loss of guarantee liability have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Chenxi Yu
Tel: +86 (10) 6398-2942

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Yang Song

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com

TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	109,916	134,397	20,513
Restricted cash	29,829	18,147	2,770
Time deposits	45,674	-	-
Accounts receivable, net	66,126	61,505	9,387
Prepayment and other current assets	59,856	64,515	9,847
Total current assets	311,401	278,564	42,517
Non-current assets:
Property, equipment and software, net	5,708	5,378	821
Intangible assets	21,821	20,788	3,173
Operating lease right-of-use assets, net(2)	10,801	9,406	1,436
Long-term investments	8,949	3,890	594
Goodwill	115,414	115,414	17,616
Other non-current assets	313	313	48
Total non-current assets	163,006	155,189	23,688
Total assets	474,407	433,753	66,205
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	21,794	17,973	2,743
Advances from customers	21,466	15,153	2,313
Salary and welfare benefits payable	57,996	42,400	6,472
Short-term borrowings	-	5,000	763
Other taxes payable	22,992	22,039	3,364
Current portion of deferred revenue	4,054	6,074	927
Short-term operating lease liabilities(2)	5,911	4,953	756
Guarantee liabilities	387	1,799	276
Other current liabilities	41,564	34,845	5,318
Total current liabilities	176,164	150,236	22,932
Non-current liabilities:
Non-current portion of deferred revenue	185	848	129
Deferred tax liability	5,451	5,193	793
Long-term operating lease liabilities(2)	4,048	2,971	453
Other non-current liabilities	1,498	1,380	210
Total non-current liabilities	11,182	10,392	1,585
Total liabilities	187,346	160,628	24,517
Shareholders’ equity:
Class A ordinary shares	181	181	28
Class B ordinary shares	35	35	5
Treasury stock	(45,886)	(45,886)	(7,004)
Additional paid-in capital	1,221,339	1,223,454	186,736
Accumulated deficit	(881,700)	(898,259)	(137,101)
Accumulated other comprehensive loss	(5,805)	(5,297)	(808)
Total equity attributable to equity shareholders of the company	288,164	274,228	41,856
Non-controlling interests	(1,103)	(1,103)	(168)
Total shareholders’ equity	287,061	273,125	41,688
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	474,407	433,753	66,205

(2)	In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (“ASU 2016-02”). Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. The Company adopted this guidance effective December 31, 2020 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The most significant impact upon adoption was the recognition of right-of-use assets and lease liabilities for operating lease related to office buildings.

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the three months ended March 31,
	2020	2021
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	5,690	58,702	8,960
Special promotion events	305	212	32
Virtual dealership, online marketing services and others	3,696	21,977	3,354
Total net revenues	9,691	80,891	12,346

Cost of revenues	(4,014)	(16,484)	(2,516)

Gross profit	5,677	64,407	9,830

Operating expenses:
Selling and marketing expenses	(31,737)	(57,231)	(8,736)
General and administrative expenses	(24,300)	(16,238)	(2,478)
Research and development expenses	(8,633)	(8,897)	(1,358)
Total operating expenses	(64,670)	(82,366)	(12,572)
Loss from continuing operations	(58,993)	(17,959)	(2,742)
Other expenses:
Interest income, net	967	422	64
Exchange gains	720	102	16
Investment loss	(167)	(159)	(24)
Others, net	590	777	119
Loss from continuing operations before income taxes	(56,883)	(16,817)	(2,567)
Income tax expense	352	258	40
Net loss from continuing operations	(56,531)	(16,559)	(2,527)
Net loss	(56,531)	(16,559)	(2,527)
Net loss attributable to the TuanChe Limited’s shareholders	(56,515)	(16,559)	(2,527)
Net loss attributable to the NCI	(16)	-	-
Net loss	(56,531)	(16,559)	(2,527)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	882	508	77
Total other comprehensive (loss)/income	882	508	77
Total comprehensive loss	(55,649)	(16,051)	(2,450)
Comprehensive loss attributable to:
Equity shareholders of the company	(55,633)	(16,051)	(2,450)
Non-controlling interests	(16)	-	-
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.19)	(0.05)	(0.01)
Diluted	(0.19)	(0.05)	(0.01)
Weighted average number of ordinary shares
Basic	301,868,105	305,850,448	305,850,448
Diluted	301,868,105	305,850,448	305,850,448

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended March 31,
	2020	2021
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(56,531)	(16,559)	(2,527)
Add ：
Depreciation and amortization	2,138	3,227	493
Subtract：
Interest income, net	967	422	64
EBITDA	(55,360)	(13,754)	(2,098)
Add ：
Share-based compensation expenses	4,656	2,111	322
Fair value loss of guarantee liability	-	1,412	216
Adjusted EBITDA	(50,704)	(10,231)	(1,560)

Net loss	(56,531)	(16,559)	(2,527)
Add ：
Share-based compensation expenses	4,656	2,111	322
Fair value loss of guarantee liability	-	1,412	216
Adjusted net loss	(51,875)	(13,036)	(1,989)
Adjusted net loss attributable to the Company’s shareholders	(51,859)	(13,036)	(1,989)
Adjusted net loss attributable to NCI	(16)	-	-
Weighted average number of ordinary shares
Basic	301,868,105	305,850,448	305,850,448
Diluted	301,868,105	305,850,448	305,850,448
Adjusted net loss per share from continuing operations
Basic	(0.17)	(0.04)	(0.01)
Diluted	(0.17)	(0.04)	(0.01)